Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 23, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Vincent DiStefano, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-174523 and 811-21061),

Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-174525 and 811-21059) and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-174522 and 811-21058)

Dear Mr. DiStefano:

Thank you for your telephonic comments on May 13, 2013 regarding the post-effective amendments to the registration statements for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission on March 29, 2013. Below, we describe the changes made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. As we discussed per each of these Funds, changes will be reflected in a new registration statement for each of the Funds, which will be filed via EDGAR on or about May 23, 2013.

Prospectus Cover Page

Comment 1.	Please include bold, bullet-pointed disclosure regarding the illiquidity of Fund Interests on the Prospectus cover page. Additionally, please include the following statement from page 10 of the Prospectus Summary on the Prospectus cover page: “In view of the risks noted above, each Fund should be considered a highly speculative investment and investors should invest in a Fund only if they can bear a substantial risk of loss and the risks associated with the limited liquidity of Interests.”

Response 1. In response to the Staff’s comment, the disclosure below has been added in bold font to the front cover of the Prospectus. We respectfully submit to the Staff that the bullet-pointed disclosure regarding the illiquidity of Fund Interests is not necessary on the Prospectus cover page. While this type of disclosure may be helpful for funds that are sold to retail investors, as the Staff is aware, the Funds may only sell their securities to “Qualified Investors,” which is defined in the registration statements as

May 23, 2013

“investors who represent that they are ‘accredited investors’ as that term is defined by Rule 501 of Regulation D under the Securities Act of 1933, as amended.” We further note that certain investors are also required to represent that they are “qualified clients” as that term is defined by Rule 205-3 under the Investment Advisers Act of 1940, as amended.

We respectfully submit that it is not necessary to provide a heightened level of risk disclosure on the cover page given the sophisticated investor base of the Funds. We also note that the level of risk disclosure on the cover is more robust than existing registered funds of funds. See Alternative Investment Partners Absolute Return Fund (Securities Act File No. 333-140821); Alternative Investment Partners Absolute Return Fund STS (Securities Act File No. 333-140822); O’Connor Fund of Funds: Long/Short Strategies LLC (Securities Act File No. 333-172908) and Hatteras Core Alternative Fund, L.P. (Securities Act File No. 333-176623).

The Funds invest primarily in private investment vehicles (commonly known as “hedge funds”) and other investments that are extremely illiquid and difficult to value. Each Fund should be considered a highly speculative investment and investors should invest in a Fund only if they can bear a substantial risk of loss and the risks associated with the limited liquidity of Interests.

Prospectus Summary

Comment 2.	Please include a discussion of the Program Fees under the heading “Asset Allocation” on page 3 of the Prospectus Summary.

Response 2. In response to the Staff’s comment, the below disclosure has been added under the heading “Asset Allocation” in the Prospectus Summary:

As part of the investment management arrangement for the investor’s participation in the Program, the Investment Manager will be paid a program fee by Program investors (and not by the Funds) for services rendered to Program investors (the “Program Fee”). The Program Fee is paid at an annual rate of up to 0.50% of an investor’s assets in the Program, including assets invested in the Funds. The Program Fee may also include an annual performance-based incentive fee of up to 10% of aggregate Program net profits based on the return of an investor’s account with the Investment Manager. The Investment Manager, in its sole discretion, may reduce the Program Fees for certain investors. An investor who does not participate in the Program would not be subject to the Program Fees.

May 23, 2013

Comment 3.	Please provide proof of correctness or reasonableness of the following statement under the heading “Repurchases of Interests” on page 7 of the Prospectus Summary: “The Investment Manager expects to manage the liquidity of each Fund (other than the Aetos Capital Distressed Investment Strategies Fund) so that under normal circumstances, a Member that desires to redeem its entire Interest in a Fund may do so within one year from the date of the expiration of the tender offer following the Member’s repurchase request.” Specifically, please provide information confirming that the Funds can realistically redeem Interests in this timeframe notwithstanding the illiquidity of the Funds’ investments. For example, consider if the underlying investments of a Fund were hedge fund side pockets.

Response 3. The Funds inform the Staff supplementally that on a quarterly basis, the Investment Manager calculates the amount of Portfolio Fund investments that can be redeemed within one year, and seeks to manage the Funds’ investment portfolio such that close to 100% of Fund assets are available for withdrawal within a year. To date, the Funds have never failed to satisfy a redemption request in full within 90 days of the effective date of a redemption request. As of March 31, 2013, the Funds had the following approximate amounts available for redemption by March 31, 2014 (assuming each Portfolio Fund withholds the typical 10% audit holdback) and the following amounts of “sidepocketed” assets:

	Percentage available for redemption by 3/31/14	Sidepockets
Aetos Capital Long/Short Strategies Fund, LLC	86.5%	0.14%
Aetos Capital Multi-Strategy Arbitrage Fund, LLC	85.5%	0.04%
Aetos Capital Distressed Investment Strategies Fund, LLC	83%	0.99%

Comment 4.	Please provide information describing the Program Fees within footnote number one of the “Summary of Fund Expenses” in the Prospectus.

Response 4. In response to the Staff’s comment, the disclosure within footnote number one of the “Summary of Fund Expenses” in the Prospectus has been revised and now states:

The Investment Manager may be paid a Program Fee for services rendered to Program investors, payable by Program investors based on the investor’s Program assets (including assets invested in the Funds). This table reflects the maximum Program Fee (which consists of an asset-based fee of 0.50% of an Investor’s assets in the Funds and an incentive fee of 10% of aggregate Program net profits) that an Investor may be charged. The Investment Manager, in its sole discretion, may reduce the Program Fees for certain investors. An investor who does not participate in the Program would not be subject to the Program Fees.

May 23, 2013

Prospectus

Comment 5.	Please include performance-based incentive fees within the list of operating expenses included in the following sentence from the second footnote to the “Summary of Fund Expenses” in the Prospectus: “These operating expenses consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses.”

Response 5. We respectfully direct the Staff to the first sentence of footnote 2, which states that “the Acquired Fund Fees and Expenses include the operating expenses, performance-based incentive fees [emphasis added] and trading expenses (primarily interest and dividend expenses) of the Portfolio Funds in which each Fund was invested for the period ended December 31, 2012). We therefore do not believe additional disclosure is necessary.

Comment 6.	Please remove the following sentence from the “Summary of Fund Expenses” on page 12 of the Prospectus: “The Examples set forth below include each Fund’s “Acquired Fund Fees and Expenses,” an indirect expense Members.” Additionally, if the fees and expenses included in Examples 1 and 2 on page 12 of the Prospectus are the same, please delete one of these Examples.

Response 6. In response the Staff’s comment, the following statement was deleted from page 12 of the Prospectus:

The Examples set forth below include each Fund’s “Acquired Fund Fees and Expenses,” an indirect expense Members.

Additionally, in response to the Staff’s comment, Example 2 on page 12 of the Prospectus was modified to reflect the fees and expenses an investor would pay on a $1,000 investment, assuming a 5% annual return. (Please note that Example 1 on page 12 of the Prospectus still reflects the fees and expenses an investor would pay on a $1,000,000 investment, assuming a 5% annual return.)

Comment 7.	Please provide additional information regarding the following statement under the heading “Portfolio Funds Valuation” on page 26 of the Prospectus: “These securities will nevertheless generally be valued by Portfolio Managers, whose valuations will be conclusive with respect to a Fund, even though Portfolio Managers will generally face a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Portfolio Managers.” Specifically, if a Fund has reason to believe that the Portfolio Manager’s valuation will be incorrect, will the Fund use this valuation regardless of this belief? If so, how will this affect the Fund’s net asset value? Finally, how is this valuation policy consistent with fair value?

May 23, 2013

Response 7. The Funds supplementally inform the Staff that the disclosure quoted above has been amended as follows:

These securities will nevertheless generally be valued in a manner determined by the Portfolio Managers, whose valuations will normally be respected with respect to a Fund, even though Portfolio Managers will generally face a conflict of interest in valuing such securities because the values given to the securities may affect the compensation of the Portfolio Managers.

Moreover, the Funds supplementally inform the Staff that if the Investment Manager has reason to believe that a Portfolio Manager’s valuation for a Portfolio Fund may be incorrect, the Investment Manager will consider the use of a fair valuation methodology for the Portfolio Fund and will report to the Fund’s Board on the matter.

Comment 8.	The following statement is made under the heading “Repurchases of Interests and Transfers” on page 42 of the Prospectus: “Quarterly repurchases also will serve as [a] mechanism for the payment by Members of the Program Fees charged by the Investment Manager.” Could you please confirm whether this is the only method by which Program Fees are charged? If so, how are Program Fees charged to Members that do not tender their Interests?

Response 8. The Funds supplementally inform the Staff that there is one investor in the Funds who is invoiced directly for its Program Fees. The remaining Fund investors typically pay their Program Fees with respect to an investor’s Program assets invested in a Fund via quarterly repurchases by the Fund.

Statement of Additional Information

Comment 9.	The following statement is made under the heading “Fundamental Policies” on page 1 of the Statement of Additional Information (the “SAI”): “The Fund may not: Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry. The foregoing restriction shall not apply to the Fund’s investments in money market instruments or money market funds. This restriction also does not apply the Fund’s investments in Portfolio Funds.” With respect to this investment restriction, please confirm whether the Funds will look through to the holdings of affiliated underlying funds and the holdings of unaffiliated underlying funds if the Fund knows that such funds are concentrated.

May 23, 2013

Response 9. As is stated in the disclosure, the concentration limitation does not apply to the Funds’ investments in Portfolio Funds. The Funds also confirm to the Staff supplementally that they do not currently invest in, and do not have any intention to invest in, any affiliated underlying funds.

Comment 10.	Please confirm the accuracy of the following statement, particularly the reference to the Investment Manager, made under the heading “Options and Futures” on page 6 of the SAI: “In order to comply with the position limits established by the CFTC and the relevant exchanges, the Investment Manager may in the future reduce the size of positions that would otherwise be taken for Portfolio Funds or Portfolio Accounts or not trade in certain markets on behalf of Portfolio Funds and Portfolio Accounts in order to avoid exceeding such limits.”

Response 10. In response to the Staff’s comment, the disclosure made under the heading “Options and Futures” on page 6 of the SAI has been revised and now states:

In order to comply with the position limits established by the CFTC and the relevant exchanges, a Portfolio Manager may in the future reduce the size of positions that would otherwise be taken for Portfolio Funds or Portfolio Accounts or not trade in certain markets on behalf of Portfolio Funds and Portfolio Accounts in order to avoid exceeding such limits. A violation of position limits by a Portfolio Manager could lead to regulatory action resulting in mandatory liquidation of certain positions held by the Portfolio Manager on behalf of Portfolio Funds and Portfolio Accounts. There can be no assurance that a Portfolio Manager will liquidate positions held on behalf of all the Portfolio Manager’s accounts in a proportionate manner. In the event a Portfolio Manager chooses to liquidate a disproportionate number of positions held on behalf of Portfolio Funds or Portfolio Accounts at unfavorable prices, Portfolio Funds and Portfolio Accounts may incur substantial losses.

Comment 11.	The “Board of Managers” section notes that the Valuation Committee did not meet during the fiscal year ended January 31, 2013. Could you please explain why the Valuation Committee did not meet during the fiscal year ended January 31, 2013?

Response 11. In response to the Staff’s comment, the Funds note that, during the fiscal year ended January 31, 2013, no matters arose that would have required convening of the Valuation Committee under the Funds’ valuation procedures. In addition, the Board of Managers of each Fund conducted its annual review of the Funds’ Valuation Committee Charter at its July 17, 2012 meeting. During that annual review, the Board of Managers considered amending the Funds’ Valuation Committee Charter to

May 23, 2013

require the Valuation Committee to meet annually to review the Funds’ Valuation Committee Charter and the valuation process. The Board of Managers further considered and approved these amendments during its October 25, 2012 meeting. In accordance with the newly amended Valuation Committee Charter, the Valuation Committee held a meeting on April 25, 2013 in which it reviewed the valuation process and .was updated on current fund valuation developments.

Comment 12.	Please revise the following table heading on pages 14-15 of the SAI to clarify that directorships during the past five years of publicly held companies are included in the disclosure: “Principal Occupation or Employment During Past Five Years and Directorships in Publicly Held Companies.”

Response 12. In response to the Staff’s comment, the table heading on pages 14-15 of the SAI has been replaced with the following:

Principal Occupation or Employment During Past Five Years and Directorships in Publicly Held Companies During the Past Five Years.

*            *             *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

May 23, 2013

cc:	Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.